Exhibit 99.1
TERMINATION AND AMENDMENT AGREEMENT
This Termination and Amendment Agreement (this “Agreement”) is effective as of July 21, 2005 by and among Sify Limited, a company with limited liability formed under the laws of the Republic of India (“Sify”), Satyam Computer Services Limited, a company with limited liability formed under the laws of the Republic of India (“SCS”) and VentureTech Solutions Pvt. Ltd., a company with limited liability formed under the laws of the Republic of India (“Venture Tech”)
Recitals
A.	Sify, SAIF, SCS and VentureTech were parties to an Investor Rights Agreement dated October 7, 2002(The “Investor Rights Agreement”).

B.	SAIF had irrevocably terminated all of its rights and obligations pursuant to the Investor Rights Agreement and its designee Ravi C Adusumalli resigned from Sify’s Board of Directors effective April 19,2005 through a Termination and Amendment Agreement dated April 19, 2005.

C.	Sandeep Reddy, VentureTech’s designee, has resigned from Sify’s Board of Directors effective July 21, 2005.

D.	VentureTech desires to irrevocably terminate all of its rights and obligations pursuant to the Investor Rights Agreement.
In consideration of the foregoing and for additional consideration, the receipt and adequacy of which is hereby acknowledged, and intending to be legally bound, the parties hereto agree as follows:
Agreement
1.	All rights and obligations of VentureTech pursuant to the Investor Rights Agreement are hereby irrevocably terminated. Without limiting the generality of the foregoing, it is expressly agreed that VentureTech shall not have any right (a) to designate any persons for election or appointment to Sify’s Board of Directors pursuant to Section 7.3 of the Investor Rights Agreement, (b) to designate a replacement director Pursuant to Section 7.4 of the Investor Rights,(c) to designate members of any committee of Sify’s Board of Directors Pursuant to Section 7.5 of the Investor Rights Agreement, (d) to approve certain actions of Sify and its Board of Directors and/or stockholders pursuant to Section 7.10 of the Investor Rights Agreement or (e) to approve certain amendments to the charter documents of Sify pursuant to Section 7.11 of the Investor Rights Agreement; and that VentureTech shall not have any obligations under Article II (Restrictions on Transfers of Shares) or Article III (Rights of First Offer, Tag-Along Rights and Drag Along Rights) of the Investor Rights Agreement.

2.	The termination of VentureTech’s rights and obligations pursuant to the Investor Rights Agreement shall operate as an amendment of the Investor Rights agreement as contemplated by Section 9.59(b) thereof.

3.	Except as expressly set forth in this Agreement, the provisions of the Investor Rights Agreement shall continue in full force and effect.
(Signature Page follows)

IN WITNESS WHEREOF, the undersigned have executed or have caused to be executed, this Termination and Amendment Agreement as of the date first written above.

VENTURE TECH SOLUTIONS PVT. LTD.
By:	/s/ Sandeep Reddy
	Name:	Sandeep Reddy
	Title:	Director

SIFY LIMITED
By:	/s/ R. Ramaraj
	Name:	R Ramaraj
	Title:	MD & CEO

SATYAM COMPUTER SERVICES LIMITED
By:	/s/ B. Rama Raju
	Name:	B Rama Raju
	Title:	Managing Director